

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

James B. Bathon
Legal Counsel
Banco Santander SA
45 East 53rd St
New York, NY 10022

> **Re: Banco Santander S.A.**
> **Registration Statement on Form F-4**
> **Filed June 28, 2014**
> **File No. 333-196887**

Dear Mr. Bathon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How do I tender my Santander Brazil shares…, page 5

1. As indicated in your exemptive letter request, please revise your disclosure to indicate that the Auction will commence on the expiration date of the initial offering period immediately after the expiration of the initial offering period. Please make conforming changes throughout the prospectus.

If I do not participate in the exchange offer, will may Santander Brasil securities continue to be listed on the New York Stock Exchange and Bovespa?, page 10

2. In order for investors to better understand the possibility that Santander Brasil ADSs may be delisted from the New York Stock Exchange; please put the NYSE guideline for delisting securities in context. Please discuss the number of Santander Brasil ADSs and the number of holders, as of a recent date. Please also disclosure the percentage of those

holders who, if they tendered, would cause Santander Brasil ADSs to fall under the holder and volume limits of the NYSE guidelines. Make conforming changes to the disclosure on page 25 and 36.

3. Please refer to Exchange Act Rule 13e-3(a)(3). Given the terms of the exchange offer, there appears to be a reasonable likelihood of the delisting of Santander Brasil ADSs from the New York Stock Exchange. Referencing relevant precedent and/or interpretative positions, please provide your well-reasoned legal analysis of why you believe Rule 13e-3 does not apply to this offer.

4. Please supplement your Questions & Answers to clarify what will occur if a securityholder's Brasil Santander securities are not accepted for exchange in the offer for any reason.

Where You Can Find More Information, page 13

5. We note you intend to file a Schedule TO pursuant to Rule 14d-3. Please note that any review of the Schedule TO should be complete before requesting effectiveness of the F-4.

6. We note that you have submitted a request for exemptive relief from certain US tender offer rules in connection with the offer. We are continuing to process and consider that request. Please note that by issuing these comments, we are not taking a position with respect to your separate request. Further, we will likely issue additional comments as revisions are made to the exemptive letter. Please confirm your understanding in a response letter.

7. Please see our comment above. Please confirm that you will conform the statements made in the registration statement to the parameters outlined in your request letter and to relief, if any, that is granted.

Background of the Exchange Offer, page 53

8. We note that Santander Spain hired Goldman Sachs (Brazil) to provide a fairness opinion or "laudo" to "determine the range of exchange ratios of Santander Spain BDS for each Santander Brasil share." Similarly, it appears that the minority shareholders of Santander Brasil determined to use a "laudo" provided by one of three providers recommended by the board. Please tell us whether the second "laudo" has been provided to the minority shareholders. Also, please provide us with your analysis as to why the "laudos" are not considered reports, opinions or appraisals under Item 4(b) of Form F-4. Alternatively, please revise your disclosure to provide the information required by Item 4(b). Also, please provide us with an English translation of the "laudos."

Santander Spain's Reasons for the Proposed Exchange Offer, page 55

9. In the final bullet point on this page, you reference the impact of "lower Core Tier 1 deductions…reflecting a reduction in excess capital attributed to minority shareholders." Please tell us, with a view towards revised disclosure, how the tender offer will impact your Basel III capital adequacy.

Other Conditions, page 61

10. Please refer to the first full paragraph under this heading. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

11. Please refer to the last sentence of this section . All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived at or before expiration of the offer. Please revise to clarify that the "ongoing right" to assert conditions may not be asserted after the offer's expiration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Windsor, Special Counsel at (202) 551-3419 or me at (202) 551-3675 with any other questions.

Sincerely,

Christian Windsor
Special Counsel
For

Suzanne Hayes
Assistant Director